

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
January 26, 2021

Contact: Katie Bailey
Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. DECLARES QUARTERLY DIVIDEND

MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) declared a quarterly cash dividend of $0.35 per common share on January 25, 2021, payable on February 22, 2021, to shareholders of record on February 8, 2021.

This dividend represents a payout of approximately $6.8 million, or 33.3% of Peoples' reported fourth quarter 2020 earnings. Based on the closing stock price of Peoples' common shares of $30.00 on January 25, 2021, the quarterly dividend produces an annualized yield of 4.67%.

Peoples Bancorp Inc. is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902. Peoples has established a heritage of financial stability, growth and community impact. Peoples had $4.8 billion in total assets as of December 31, 2020, and 88 locations, including 76 full-service bank branches in Ohio, Kentucky and West Virginia. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

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